Christopher M. Grinnell
Talcott Resolution Life, Inc.
1 Griffin Road North
Windsor, CT 06095
1-860-791-0750
christopher.grinnell@talcottresolution.com

March 8, 2022

VIA EDGAR

Mr. Sonny Oh
Senior Counsel
U.S. Securities and Exchange Commission
Division of Investment Management – Disclosure Review and Accounting Office
100 F Street NE
Washington DC 20549

Re     Variable Account D of Union Security Insurance Company ("Registrant")
Registration Statement on Form N-4
SEC File No. 333-65233 and 811-05439
Dear Mr. Oh:
On behalf of the above-referenced Registrant, this letter responds to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) during our telephone conferences on January 27, 2022 and February 17, 2022, with respect to the above-referenced Registration Statement on Form N-4. Additionally, as discussed during our telephone conference of March 7, 2022, this letter also proposes new disclosure in the form of an example to illustrate the application of Contingent Deferred Sales Charges at Item 54 below. Unless otherwise noted, capitalized terms not otherwise defined in this letter have the same meanings as used in the Registration Statement.
The Staff’s comments and our proposed responses are set forth below. We will provide you with courtesy copies of this response letter, as well as a “marked” copy of the Registration’s prospectus and Statement of Additional Information, via email.
Comments Provided During Telephone Conference of January 27, 2022.
1. Cover Page: Please confirm the name of the Contract and the name of the Separate Account match the class identifiers in EDGAR.
Response: Confirmed.
2. Cover Page: Please disclose on the Cover Page that the Contract has a market value adjustment feature.
Response: We revised the disclosure on the Cover Page to include the following:

Surrenders may be subject to a surrender charge and/or a Market Value Adjustment ("MVA").

3. Cover Page: Please delete the sentence that states “You should read the terms of your Contract as your Contract contains the specific terms of the benefits, limitations, restrictions, costs and obligations regarding your annuity.”
Response: Revised as requested.
4. Cover Page: With respect to Contracts offered to groups, if the availability of portfolio companies may vary by employer, please disclose that employee-participants should refer to their plan documents for a list portfolio companies offered through their company.
Response: We revised the disclosure on the Cover Page to include the following:
Availability of portfolio companies may vary by employer. Participants should reference their plan documents for a list of available portfolio companies.
5. Comment: Please confirm supplementally that the prospectus contains disclosure required by the Instruction under Item 8(a) of Form N-4.
Response: Confirmed, the prospectus discloses all material state variations, and we believe there are no intermediary-specific variations applicable to the Contracts.
6. Cover Page: Please include language from the prior prospectus regarding the differences of the Contracts offered to Contract Owners under age 61 and over age 61 at the time of purchase.
Response: Revised as requested.
7. Table of Contents: Please move the disclosure that is currently at “Appendix B – Further Information About Union Security Insurance Company” to the body of the prospectus at Section 12.
Response: Revised as requested.
8. Table of Contents: Please move the disclosure that is currently at “Appendix Tax – Federal Tax Considerations/Information Regarding Tax Qualified Plans” to the body of the prospectus at Section 13.
Response: Revised as requested.
9. Glossary: Please remove the last sentence of the definition of “Fund.”
Response: Revised as requested.
10. Key Information Table (Charges for Early Withdrawals): Please remove the third sentence or move it to the end of the disclosure. If you choose not to remove the language, then please briefly disclose any differences between the two versions.
Response: We have removed the sentence.
11. Key Information Table (Transaction Charges): In the first bullet, please remove the word “reserve” and replace it with “have” and add disclosure that the charge is currently waived.
Response: Revised as requested.
12. Key Information Table (Ongoing Fees and Expenses): Please confirm that the “Base Contract” charges in the “Ongoing Fees and Charges” part of the Key Information Table includes the “Administrative Expenses.”
Response: We confirm the “Base Contract” charges in the “Ongoing Fees and Charges” part of the Key Information Table includes the effect of the dollar-based Annual Maintenance Fee (from the Fee Table’s Administrative Expenses) in accordance with Item 2, Instruction 2(c)(i)(D) in Form N-4.
13. Key Information Table (Ongoing Fees and Expenses): Please revise the footnotes to include disclosure that the Minimum charge applies where all Contract Owners are under age 61 at the time the Contract was purchased, and the Maximum charge applies where one or more of the Contract Owners are age 61 or older at the time the Contract was purchased.

Response: Revised as requested. We have added two additional footnotes to reference the Minimum is related to Contracts where all Contract Owners are under age 61 at the time the Contract was purchased, and the Maximum charge is related to Contracts where one or more Contract Owners are age 61 or older at the time the Contract was purchased.
14. Key Information Table (Ongoing Fees and Expenses): Please revise footnote 1 to reference “Sub-Account Values.”
Response: Revised as requested.
15. Key Information Table (Ongoing Fees and Expenses): Please add footnotes to both “Lowest Annual Cost” and “Highest Annual Cost” tables to reference that the lowest charge is related to Contracts where all Contract Owners are under age 61 at the time the Contract was purchased and the highest charge is related to Contracts where one or more Contract Owners are age 61 or older at the time the Contract was purchased.
Response: Revised as requested.
16. Key Information Table (Ongoing Fees and Expenses): Please remove “No surrender charges” and add “No sales charges” to both “Lowest Annual Cost” and “Highest Annual Cost” columns.
Response: Revised as requested.
17. Key Information Table (Not a Short-Term Investment): Please remove the last sentence in the second bullet “Withdrawals may also reduce or terminate contract guarantees.”
Response: Revised as requested.
18. Key Information Table (Risks Associated with Investment Options): Please use an initial capital letter in the word “Funds” in the first bullet point.
Response: Revised as requested.
19. Overview of the Contract: Please include disclosure related to the differences between the two versions of the Contract (i.e., for ages less than 61 and ages 61 and older). Also include disclosure that the Contracts are no longer sold.
Response: Revised as requested.
20. Fee Table: Please revise the last part of the first paragraph under Fee Table to reflect that the specific fees a Contract Owner will pay are based on the age of the Contract Owner at the time of purchase and remove the last sentence of the second paragraph.
Response: We have revised the paragraphs as requested:
The following tables describe the fees and expenses that you will pay when buying, owning and surrendering or making withdrawals from the Contract. Please refer to your Contract specifications page for information about the specific fees you will pay each year based on your age at the time of purchase.
The first table describes the fees and expenses that you will pay at the time that you buy, Surrender or make withdrawals from the Contract, or transfer Contract value between investment options. State premium taxes may also be deducted.
21. Fee Table: Please revise the table to reflect the maximum contingent deferred sales charge.
Response: Revised as requested. Pursuant to Instruction 5 to Item 4 of Form N-4, we have added disclosure of the declining Contingent Deferred Sales Charge (CDSC) schedule in footnote (1).
22. Fee Table: Please revise the Annual Contract Expenses table headers to note “at the time the Contract was Purchased.”
Response: Revised as requested.

23. Fee Table: In the Base Contract Charges disclosure, please revise the reference in the parenthetical to “Sub-Account Values.”
Response: Revised as requested.
24. Fee Table: Please include a line for “Administrative Expense Charge,” if one exists.
Response: Revised as requested.
25. Fee Table (Example): Please include examples for both versions of the Contract.
Response: Revised as requested. Examples are provided for (i) all Contract Owners are under age 61 at the time the Contract was purchased, and (ii) one or more Contract Owners are age 61 or older at the time the Contract was purchased.
26. Fee Table (Example): Please combine tables 2 and 3 if tables are the same.
Response: Revised as requested.
27. Principal Risks of Investing in the Contract: Please remove “Fund options (i.e., Sub-Accounts)” and replace with “Sub-Accounts.”
Response: Revised as requested.
28. General Contract Information: Please clarify that the Fixed Accumulation Feature and the Guarantee Periods are part of the General Account and consider creating a separate section for the General Account.
Response: The Fixed Accumulation Feature is a part of the General Account. The Guarantee Periods are a non-variable investment option in a separate account, with guarantees under a Guarantee Period being general obligations of Union Security’s general account. We have added the following new sub-section for The General Account:
b. The General Account
The Fixed Accumulation Feature is part of our General Account. All of the guarantees and commitments under the Contracts including the Death Benefit and Annuity Payout, and the guarantees under the Fixed Accumulation Feature and any Guarantee Period are general obligations of Union Security, subject to Union Security's financial strength and claims-paying ability. None of Union Security's affiliated companies has any legal obligation to back Union Security's obligations under the Contracts. We invest the assets of the General Account according to the laws governing the investments of insurance company general accounts. The General Account is not a bank account and is not insured by the FDIC or any other government agency. We receive a benefit from all amounts held in our General Account. Amounts in our General Account are available to our general creditors. We issue other types of insurance policies and financial products and pay our obligations under these products from our assets in the General Account.
29. General Contract Information (d. The Funds): In the last paragraph under “Fees We Receive from Funds and related parties,” please confirm or correct the reference to the $75 dollar fee you would pay in the hypothetical. Please also supplementally confirm that Talcott Resolution receives these fees and payments.
Response: We have confirmed that the charge would be $25 and have made the correction to the disclosure. Talcott Resolution receives the economic benefit of these fees and payments through its reinsurance arrangements with Union Security.
30. General Contract Information (e. Fixed Accumulation Feature): In the fourth paragraph, please correct “if 3%” to “is 3%.”
Response: Revised as requested.
31. General Contract Information (f. Guarantee Periods): In the third paragraph, please revise the term “Purchase Payment” to be Premium Payment, and please confirm that you are using the correct terminology throughout the prospectus.

Response: Revised as requested and confirmed.
32. General Contract Information: Please disclose in the prospectus the person or persons with material rights under the Contracts, and the nature of those rights in accordance with Form N-4, Item 8.(a).
Response: We have added the following summary of the material rights under the Contract as new paragraph “b. Contract Rights” under 7. “The Contract”:
b. Contract Rights
You, as Contract Owner, may exercise all the rights under the Contract. The prospectus discusses these rights, including your right, during the Accumulation Period, to make Premium Payments and provide instructions to us to allocate your Contract Value among the Sub-Accounts and a Guarantee Period or Fixed Accumulation Feature, if available. You, as Contract Owner, may also request a full or partial Surrender from the Contract, designate an Annuitant and elect to receive Annuity Payouts. This prospectus also discusses the Death Benefit payable under the Contract and the rights of any Beneficiary.
33. General Contract Information: Please disclose any provisions and limitations for: (1) minimum Contract value, and the consequences of falling below that amount; (2) allocation of purchase payments among sub-accounts of the Registrant in accordance with Item 8.(b) of Form N-4, Contract Provisions and Limitations.
Response: We confirmed that we do not enforce a minimum Contract value for these Contracts. Likewise, we do not enforce a minimum amount restriction in respect of allocation of Contract Value among the Sub-Accounts.
34. The Contract (a. Purchases and Contract Value): Please remove “Can I cancel my Contract after I purchase it?”
Response: Revised as requested.
35. The Contract (a. Purchases and Contract Value): Please explain that investment performance of the Portfolio Companies, expenses, and deduction of certain charges affect accumulation unit value and/or the number of accumulation units.
Response: We have revised the fourth sentence in the first paragraph under “How is the value of my Contract calculated before the Annuity Commencement Date?” to read as follows:
On any Valuation Day, your Contract Value will fluctuate because Accumulation Unit Values are affected by the performance of the underlying Funds and the deduction of expenses and certain charges in the Sub-Account.
36. The Contract (a. Purchases and Contract Value): Supplementally confirm that transfers are not permitted between the Fixed Accumulation Feature and the Guarantee Periods.
Response: We have confirmed that the Fixed Accumulation Feature is only available in three states: Maryland, Pennsylvania and Washington. Guarantee Periods are not available in those three states. Consequently, there is no ability to invest in both the FAF and the Guarantee Periods or to transfer between the two different investment options.
37. The Contract (b. Charges and Fees): Please add the Nursing Home Waiver to the new table under new Section 8. Benefits Under the Contract.
Response: Revised as requested.
38. The Contract (b. Charges and Fees): Please remove the reference to the Right to Cancel Period under “The following situations are NOT subject to a CDSC:”
Response: Revised as requested.
39. The Contract (d. Surrenders): In the disclosure in the third paragraph under “Partial Surrenders before the Annuity Commencement Date,” please explain what happens if the partial surrender if greater than the amount held in the Sub-Accounts and the Fixed Accumulation Feature. Is it possible to have money in a Guarantee Period at the same time?
Response: As discussed in our response to Comment 36 above, the there is no ability to invest in both the FAF and the Guarantee Periods or to transfer between the two different investment options.
40. The Contract (d. Surrenders): In paragraph “Internal Revenue Code section 403(b) annuities,” please remove the references to the dates.
Response: Revised as requested.
41. The Contract (e. Annuity Payouts): Please add disclosure related to Item 9 (a) material factors that determine the level of annuity benefits; and (c) frequency and duration of annuity payments, and the effect of these on the level of payment.
Response: We have revised the disclosure throughout the Annuity Payouts Section to include additional disclosure relating to material factors that determine the level of annuity benefits, the frequency and duration of annuity payments, and the effect of these on the level of payment. The location and text of the new disclosure in the Annuity Payouts Section appears below:
We have added the following disclosure to the first paragraph under Question 1, When do you want Annuity Payouts to begin?:
Consider the age you will be when you start Annuity Payouts. Annuity Payouts started at a younger age will be greater than at an older age.
We have added the following disclosure to the part of Question 2, Which Annuity Payout Option do you want to use?, that discusses Life Annuity with Payments Guaranteed for 10 or 20 Years:
When considering a guarantee period, keep in mind:
•Having guaranteed Annuity Payouts will usually lower the Annuity Payout amount.
•The longer the guaranteed period will usually lower the Annuity Payout amount.
We have added the following disclosure to the part of Question 2 that discusses Joint and Full Survivor Annuity:
Adding a joint life will usually lower the payout amount. At younger ages there is little impact, the impact is greater at older ages.
We have added the following disclosure to the second paragraph under Question 3, How often do you want the Payee to receive Annuity Payouts?:
Annual Annuity Payouts are less than 12 times the monthly payout amount due to a modal factor based on the AIR for variable Annuity Payouts or minimum interest rate for fixed Annuity Payouts.
We have added the following disclosure to the first paragraph under Question 4, What is the Assumed Investment Return?:
A lower AIR will start with a lower payout amount.
We have added the following disclosure to the first paragraph under Question 5, Do you want fixed dollar amount or variable dollar amount Annuity Payouts or a combination of both?:
Fixed dollar Annuity Payouts do not change. Variable dollar Annuity Payouts change with every payout. A lower AIR will start with a lower payout amount.
42. The Contract (e. Annuity Payouts): Please reword “We may offer other Annuity Payout Options available.”
Response: Revised as requested. As revised the sentence appears as follows:
We may offer other available Annuity Payout Options.

43. The Contract (e. Annuity Payouts): Briefly describe, if applicable, that the investor will not be able to withdraw any Contract Value amounts after the annuity commencement date.
Response: Revised as requested. As revised the sentence appears as follows:
•You cannot make full or partial Surrenders from your Contract once Annuity Payouts begin.
44. Benefits Under the Contract (Asset Rebalancing): Is there narrative disclosure elsewhere that supports the second and third bullets related to Asset Rebalancing in the column Restrictions/Limitations?
Response: We have added new disclosure to discuss Asset Rebalancing and support the bullet point disclosure in the table under Restrictions/Limitations.
Specifically, we added the following to the Other Programs Available Section of the Registration Statement’s prospectus:
Asset Rebalancing
In asset rebalancing, you select a portfolio of Funds, and we will rebalance your assets at the specified frequency to reflect the original allocation percentages you selected. You can choose how much of your Contract Value you want to invest in this program. You can also combine this program with others such as the Automatic Income Program and Dollar Cost Averaging Program (subject to restrictions). You may designate only one set of asset allocation instructions at a time. Asset rebalancing is not available for the FAF or the Guarantee Periods.
Additionally, the following disclosure appears in the Fixed Accumulation Feature discussion and the Guarantee Period discussion, respectively, in the Registration Statement’s prospectus:
Asset Rebalancing is not available for the FAF.
Asset Rebalancing is not available for the Guarantee Periods.
45. Other Information (b. Legal Proceedings): Please conform this disclosure to Item 15 of Form N4.
Response: Revised as requested, the Legal Proceedings Section now reads as follows:
b. Legal Proceedings
We are regularly involved in litigation in the ordinary course of business, both as a defendant and as a plaintiff. We may from time to time be subject to a variety of legal and regulatory actions relating to our current and past business operations. While we cannot predict the outcome of any pending or future litigation, examination or investigation, and although no assurances can be given, we do not believe that any pending matter is likely to have a material adverse effect on the Separate Account, the ability of the Principal Underwriter to perform its contract with the Separate Account, or the ability of the Company to meet its obligations under the Contracts.
46. Other Information (d. Financial Statements): Misspelled word “required” should be replaced with “request.”
Response: Revised as requested.
47. Appendix Tax: This Section should be moved to the body of the prospectus, and please delete the discussion of 2020 suspension of the required minimum distribution rules under the Coronavirus Aid Relief and Economic Security (CARES) Act.
Response: Revised as requested.
48. Appendix B: This Section should be moved to the body of the prospectus.
Response: Revised as requested.
49. Appendix D – Death Benefit Examples: Please provide calculations of each of the possible outcomes for the Death Benefit amounts.

Response: We have added two new examples to Appendix D- Death Benefit Examples, that illustrate calculations for the other possible outcomes for the Death Benefit amounts.
Example 5
Assume that:
•You purchased the Contract on your 65th birthday,
•You made an initial Premium Payment of $100,000 and no other premiums have been added and no partial Surrenders have occurred,
•Values at age 77,
◦Your Contract Value was $160,000,
◦Your Rollup Amount was $148,024, with 4% interest accruing to your 75th birthday
◦Your highest Anniversary Value on your 75th birthday was $172,000,
•Because your Anniversary Value at your 75th birthday was greater than the total Premium Payments, the current Contract Value, and the Rollup Amount at your 75th birthday, your Death Benefit was $172,000.

Example 6
Assume that:
•You purchased the Contract on your 65th birthday,
•You made an initial Premium Payment of $100,000, and no other premiums have been added,
•On your twelfth contract anniversary, at age 77, you made a partial Surrender of $10,000,
•Your values immediately prior to the partial Surrender,
◦Your total Premium Payments were $100,000,
◦Your Contract Value was $160,000,
◦Your highest Anniversary Value on your 75th birthday was $172,000,
◦Your Rollup Amount was $148,024, with 4% interest accruing to your 75th birthday,
•The adjustment to your Premium Payments for partial Surrenders is on a dollar-for-dollar basis.
◦Total Premium Payments adjusted for dollar-for-dollar partial Surrender was $90,000.
•The adjustment to your Anniversary Value at age 75 for partial Surrenders is on a proportional basis.
◦Your Anniversary Value was reduced by a factor. To determine this factor, we take the amount of the partial Surrender $10,000 divided by your Contract Value immediately before the Surrender $160,000. The proportional factor was 1 - ($10,000/$160,000) = .9375.
◦This factor was multiplied by $172,000. The result was an adjusted Anniversary Value of $161,250.
•The adjustment to your Rollup Amount at age 75 for partial Surrenders is on a proportional basis.
50. Statement of Additional Information: Please revise “Other Risks of Investing in the Contract” to conform to Form N-4.
Response: Revised as requested.
51. Statement of Additional Information: Include the name and address of Experts.
Response: Revised as requested.
52. Statement of Additional Information: Please add business address of the Principal Underwriter.
Response: Revised as requested.
53. Part C, Item 27: Please include items marked “To be filed by Amendment” in the updated Registration Statement.
Response: Revised as requested.
54. The Contract (c. Contingent Deferred Sales Charge (Surrender Charge): We propose to add the following examples to the Registration Statement’s prospectus in the Contingent Deferred Sales Charge Section to clarify how the Contingent Deferred Sales Charge is applied to a partial withdrawal, depending on whether the Contract Owner wants to receive the withdrawn proceeds reduced by the CDSC or alternatively have the CDSC deducted from the remaining Contract Value as an additional withdrawal:

When you request a withdrawal under the Contract, you may choose to have the withdrawal processed as either a gross withdrawal or net withdrawal. Your choice may impact the amount of withdrawal proceeds that you receive, as follows:
(a)    Gross Withdrawal – We will withdraw only the amount requested from your Contract. If your withdrawal is subject to CDSCs, other charges, or tax withholdings, you will receive the amount requested minus the applicable CDSCs, other charges, and tax withholdings. As such, you may not receive the full amount requested.
(b)    Net Withdrawal – To the extent necessary, we will increase the withdrawal amount so that, after the deduction of any applicable CDSCs, other charges, and/or tax withholdings, you will receive the full amount requested. Please note that CDSCs will be based on the total amount withdrawn, not the amount requested, so a net withdrawal may result in more CDSCs than a gross withdrawal.
In the absence of instructions, we will process a withdrawal request as a net withdrawal.
The following hypothetical examples help illustrate the difference between a gross withdrawal (Example 1) and a net withdrawal (Example 2).

Example 1 Gross Withdrawal	Example 2 Net Withdrawal
Assume the following: You made an initial Premium Payment of $10,000 five years ago and no additional Premium Payments thereafter. You request a partial withdrawal of $5,000, and you have not taken any portion of your AWA for the year. The only charges applicable to the withdrawal are CDSCs. You instruct us to process your request as a gross withdrawal.
We will deduct a CDSC as follows:

Assume the following: You made an initial Premium Payment of $10,000 five years ago and no additional Premium Payments thereafter. You request a partial withdrawal of $5,000, and you have not taken any portion of your AWA for the year. The only charges applicable to the withdrawal are CDSCs. You instruct us to process your request as a net withdrawal, or you do not provide instructions.
We will deduct a CDSC as follows:

First, the portion of the withdrawal that is not in excess of the AWA, which is equal to 10% of total Premium Payments (i.e., $1,000), with be withdrawn without a CDSC.	First, the portion of the withdrawal that is not in excess of the AWA, which is equal to 10% of total Premium Payments (i.e., $1,000), with be withdrawn without a CDSC.
We will then withdraw the remaining $4,000. A CDSC of 4%, or $160, is assessed on the withdrawal.	We will then increase the remaining amount to be withdrawn from $4,000 to $4,167. A CDSC of 4%, or $167, is assessed on the withdrawal.
The total amount withdrawn is $5,000 and your Contract Value is reduced by $5,000. The CDSC is $160. You will receive $4,840 in withdrawal proceeds.	The total amount withdrawn is $5,167 and your Contract Value is reduced by $5,167. The CDSC is $167. You will receive $5,000 in withdrawal proceeds.
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All withdrawals may be subject to federal and state income taxes, including a 10% federal penalty tax if taken before age 59½. If you have any questions about net and gross withdrawals, please contact us or your Investment Professional. us
Additional Comments Provided During Telephone Conference of February 17, 2022.
1. Cover Page: On the cover page to the statutory prospectus, please disclose that the Contract may be available through third-party financial intermediaries who charge an advisory fee for their services, and that this fee is in addition to Contract fees and expenses.
Response: Revised as requested. We have added the following to the Cover Page:
If you receive services for your Contract from a third-party financial intermediary who charges an advisory fee for their services, that fee is in addition to Contract fees and expenses.
2. Cover Page: Also state that if a Contract Owner elects to pay the advisory fee from his or her Contract Value, then this deduction will reduce the death benefits and other guaranteed benefits and may be subject to federal and state income taxes and a 10% federal penalty tax.
Response: Revised as requested. We have added disclosure to the disclosure added for Comment 1 above and included a reference to surrender charges. Together they appear as follows:

If you receive services for your Contract from a third-party financial intermediary who charges an advisory fee for their services, that fee is in addition to Contract fees and expenses. If you elect to pay the advisory fee by taking withdrawals from your Contract Value, the deduction for that fee is subject to surrender charges and will count toward your Annual Withdrawal Amount. Withdrawals to pay advisory fees will also reduce death benefits and other guaranteed benefits under the Contract and may be subject to federal and state income taxes and a 10% federal penalty tax.
3. Key Information Table: If the financial intermediary charges transaction expenses, modify the bullet points in Fees and Expenses – Transaction Charges to state that advisory charges also may be deducted from Contract Value to pay financial intermediaries.
Response: The Contracts do not provide for transaction charges (other than surrender charges) for Contract Owners that elect to pay a third-party financial intermediary a fee for advisory services by taking a withdrawal from the Contract.
4. Key Information Table: Modify the legend under Fees and Expenses - Ongoing Fees and Expenses - Minimum and Maximum Annual Fee Table - to state that the fees and expenses do not reflect any advisory fees paid to financial intermediaries from Contract Value or other assets of the Contract Owner, and that if such charges were reflected, the fees and expenses would be higher.
Response: Revised as requested: We have added the following disclosure to the Key Information Table under Fees and Expenses - Ongoing Fees and Expenses - Minimum and Maximum Annual Fee Table:
Fees and expenses do not reflect any advisory fees paid to financial intermediaries from Contract Value or other assets of the Contract Owner, and that if such charges were reflected, the fees and expenses would be higher.
5. Key Information Table: Modify the bullets under Fees and Expenses - Ongoing Fees and Expenses - Lowest and Highest Annual Cost Table to read “No sales charges or advisory fees” in both the lowest and highest annual cost columns.
Response: Revised as requested.
6. Key Information Table: Under Risks – Restrictions – Optional Benefits, state that if a Contract Owner elects to pay third-party advisory fees from his or her Contract Value, then this deduction will reduce the death benefits and other guaranteed benefits and may be subject to federal and state income taxes and a 10% federal penalty tax and add appropriate cross-references.
Response: We will revise the Key Information Table to reflect this comment in registration statements for contracts that offer optional benefits. The Contracts in this Registration Statement do not offer optional benefits.
7. Overview: Please include a separate paragraph regarding the deduction of third-party advisory fees, disclosing that if a Contract Owner elects to pay third-party advisory fees from his or her Contract Value, then this deduction will reduce the death benefits and other guaranteed benefits, and may be subject to federal and state income taxes and a 10% federal penalty tax, and add appropriate cross-references.
Response: Revised as requested. We have added a separate paragraph under Overview of the Contract that uses substantially identical language as the disclosure on the Cover Page:
If you receive services for your Contract from a third-party financial intermediary who charges an advisory fee for their services, that fee is in addition to Contract fees and expenses. If you elect to pay the advisory fee by taking withdrawals from your Contract Value, the deduction for that fee is subject to surrender charges and will count toward your Annual Withdrawal Amount. Withdrawals to pay advisory fees will also reduce death benefits and other guaranteed benefits under the Contract and may be subject to federal and state income taxes and a 10% federal penalty tax. See Section 7.b. Purchases and Contract Value under Deduction of Advisory Fee, Section 7.c. Charges and Fees, Section 9. Death Benefits and Section 13. Federal Tax Considerations for more information.

8. Fee Table: In the narrative preceding the Fee Table, please state that the fees and expenses do not reflect any advisory fees paid to financial intermediaries from Contract Value or other assets of the Contract Owner, and that if such charges were reflected, the fees and expenses would be higher.
Response: Revised as requested. The following has been added to the narrative preceding the Fee Table:
Fees and expenses do not reflect any advisory fees paid to financial intermediaries from Contract Value or other assets of the Contract Owner, and that if such charges were reflected, the fees and expenses would be higher.
9. Expense Example: Please state that the examples do not reflect any advisory fees paid to financial intermediaries from Contract Value or other assets of the Contract Owner, and that if such fees were reflected, costs would be higher.
Response: Revised as requested. The following has been added to the narrative preceding the Example:
The Example does not reflect any advisory fees paid to financial intermediaries from Contract Value or other assets of the Contract Owner, and that if such charges were reflected, costs would be higher.
10. Principal Risks: Please include a separate paragraph summarizing the risks relating to the deduction of third-party advisory fees from Contract Value (e.g., this deduction will reduce death benefits and other guaranteed benefits and may be subject to federal and state income taxes and a 10% federal penalty tax).
Response: Revised as requested. Consistent with the Cover Page and Overview of the Contract, the following has been added as a separate paragraph under Principal Risks:
If you receive services for your Contract from a third-party financial intermediary who charges an advisory fee for their services, that fee is in addition to Contract fees and expenses. If you elect to pay the advisory fee by taking withdrawals from your Contract Value, the deduction for that fee is subject to surrender charges and will count toward your Annual Withdrawal Amount. Withdrawals to pay advisory fees will also reduce death benefits and other guaranteed benefits under the Contract and may be subject to federal and state income taxes and a 10% federal penalty tax.
11. Charges and Deductions: Under the heading Deduction of Advisory Fee, please disclose the following: (a) the basis upon which the fee is calculated; (b) how and when the fee will be deducted; and (c) a brief description of the deduction of advisory fee authorization agreement between the Company and the Contract Owner, including how the Contract Owner may terminate the agreement.
Response: We have added a new paragraph “Deduction of Advisory Fee” under item c. in the “Charges and Fees” Section as follows:
Deduction of Advisory Fee
If you receive services for your Contract from a third-party financial intermediary who charges an advisory fee for their services, that fee is in addition to Contract fees and expenses. If you elect to pay the advisory fee by taking withdrawals from your Contract Value, both you and your financial intermediary must sign an enrollment form authorizing the withdrawals and submit a fee payment request form for the specific dollar amount of the fee payment you want withdrawn from your Contract and sent to your financial intermediary. We will deduct your requested fee payment amount on a pro-rata basis from the Sub-Account Values and Fixed Accumulation Feature (if available). Guarantee Periods, if available under the Contract, are excluded. Your financial intermediary must submit a new fee payment request form to us for each payment. Payments will generally be processed on the same day the request is received in good order. You may revoke your authorization at any time by giving notice to us. If you elect to pay your advisory fee by taking withdrawals from your Contract Value, the deduction for that fee is subject to surrender charges and will count toward your Annual Withdrawal Amount. Withdrawals to pay advisory fees will also reduce death benefits and other guaranteed benefits under the Contract and may be subject to federal and state income taxes and a 10% federal penalty tax. Contract Owners should discuss the impact of deducting advisory fees from Contract Value with their financial intermediaries prior to making any election.
12. General Description of the Contract: When describing the calculation of fixed account value (if applicable), include the deduction of advisory fees as a transaction that will reduce fixed account value.
Response: We have added the following to the disclosure of the Fixed Accumulation Feature:
If you elect to pay an advisory fee to a third-party financial intermediary for advisory services by taking withdrawals from your Contract Value, the amount of your withdrawal allocated to the FAF will reduce your Contract’s FAF.
13. Benefits Available under the Contract: Please disclose that the deduction of advisory fees is treated by the Company as withdrawals under the Contract. Please address how such deductions will impact various transactions and benefits under the Contract, including how each deduction will reduce the death benefits and any guaranteed benefit values. The disclosure should also be clear as to whether these withdrawals will reduce values on a dollar-for-dollar basis or proportionately. If such withdrawals will be treated as a proportionate reduction, then include prominent disclosure stating that deductions of the advisory fee from Contract Value could reduce the relevant values significantly, and by substantially more than the actual amount of the deduction.
Response: We have added the following disclosure to the “Death Benefit” portion of the table in “Benefits Under the Contract” under “Brief Description of Restrictions/Limitations,” and in the “Death Benefit” Section under “What is the Death Benefit and how is it calculated?.”
•Withdrawals to pay advisory fees: If you receive services for your Contract from a third-party financial intermediary who charges an advisory fee for their services, and you direct us to deduct your advisory from your Contract Value, we will treat that deduction as a withdrawal from your Contract Value. The deduction for that fee is subject to surrender charges and will count toward your Annual Withdrawal Amount. Withdrawals to pay advisory fees will reduce death benefits and other guaranteed benefits under the Contract. If your withdrawal is in excess of the applicable withdrawal limits, it can severely affect the value of any guaranteed withdrawal benefit and or guaranteed death benefit under your Contract. Such withdrawals may reduce your benefits on a proportional basis rather than by the dollar amount actually surrendered. Contract Owners should discuss the impact of deducting advisory fees from Contract Value with their financial intermediaries prior to making any election.
14. Benefits Available under the Contract: Please provide an example demonstrating the impact of advisory fee deductions on benefits for each such benefit that is impacted.
Response: We have added the following example to accompany the disclosure shown above in response to Comment 13 when it appears in the Death Benefit Section:
Example: This hypothetical example shows only the impact to the total Premium Payments component of a hypothetical death benefit. In this example, partial surrenders reduce the total Premium Payments proportionally. The total Premium Payments equal $100,000. There is a 1 percent annual advisory fee on the initial Premium Payment which equals $1,000 per Contract year.
Each year, adjustments tot he total Premium Payments are made for the partial Surrender of the advisory fee. This means each year we:
•Take the amount of the partial Surrender (advisory Fee), and
•Divide that amount by the Contract Value immediately before the partial Surrender, and
•Multiply that amount by the total Premium Payments.
For year 1 the Contract Value before the advisory fee is $120,000. The adjustment to your total Premium Payments for partial Surrenders of the advisory fee is on a proportional basis.
i.Your total Premium Payments was reduced by a factor. To determine this factor, we take the amount of the partial Surrender $1,000 divided by your Contract Value immediately before the Surrender $120,000. The proportional factor was 1 - ($1,000/$120,000) = .99167.

ii.This factor was multiplied by $100,000. The result was an adjusted total Premium Payments of $99,166.67.
For year 2 the Contract Value before the advisory fee is $95,000. The adjustment to your total Premium Payments for partial Surrenders of the advisory fee is on a proportional basis.
i.Your total Premium Payments was reduced by a factor. To determine this factor, we take the amount of the partial Surrender $1,000 divided by your Contract Value immediately before the Surrender $95,000. The proportional factor was 1 - ($10,000/$95,000) = .98947.
ii.This factor was multiplied by $99,166.67. The result was an adjusted total Premium Payments of $98,122.81.
15. Benefits Available under the Contract: Disclose the impact of advisory fee deductions as a restriction/limitation in the Benefits table.
Response: We believe the disclosure added to the “Death Benefit” portion of the table in “Benefits Under the Contract” under “Brief Description of Restrictions/Limitations” in response to Comment 13 above responds to this Comment.
16. Benefits Available under the Contract: Add disclosure encouraging Contract Owners to discuss with their financial intermediaries the impact of deducting advisory fees from Contract value prior to making any election.
Response: We have added the following disclosure to the new paragraph Deduction of Advisory Fee under item c. “Charges and Fees,” discussed in response to Comment 11 above.
Contract Owners should discuss the impact of deducting advisory fees from Contract Value with their financial intermediaries prior to making any election.
17. Purchases and Contract Value: Please disclose that the deduction of advisory fees is treated by the Company as withdrawals under the Contract. Please disclose whether surrender charges will apply to advisory fee deductions and whether advisory fee deductions will count toward the annual free withdrawal amount. Please include a brief statement that each deduction will reduce the death benefits and any guaranteed benefit values, perhaps significantly, with appropriate cross-references.
Response: We have added the following disclosure at the end of the part “a. “Purchases and Contract Value” in the Registration Statement’s prospectus:
If you receive services for your Contract from a third-party financial intermediary who charges an advisory fee for their services, that fee is in addition to Contract fees and expenses. If you elect to pay the advisory fee by taking withdrawals from your Contract Value, the deduction for that fee is subject to surrender charges and will count toward your Annual Withdrawal Amount. Withdrawals to pay advisory fees will also reduce, perhaps significantly, death benefits and other guaranteed benefits under the Contract and may be subject to federal and state income taxes and a 10% federal penalty tax. See Section 7.b. Purchases and Contract Value under Deduction of Advisory Fee, Section 7.c. Charges and Fees, Section 9. Death Benefits and Section 13. Federal Tax Considerations for more information.
18. Purchases and Contract Value: Please disclose that the deduction of advisory fees will result in the cancellation of accumulation units. [i.e., because it is a withdrawal]
Response: We have added the following disclosure under How is the value of my Contract calculated before the Annuity Commencement Date? In the Purchases and Contract Value Section of the Registration Statement’s prospectus:
If you elect to pay an advisory fee to a third-party financial intermediary for advisory services by taking withdrawals from your Contract Value, the deduction for that fee will result in the cancellation of accumulation units.
19. Purchases and Contract Value: Add disclosure describing the tax consequences of treating the deduction of advisory fees as withdrawals.

Response: Revised as requested: As part of our response to Comment 17 above, we have added the following disclosure in part a. Purchases and Contract Value in the Registration Statement’s prospectus:
Withdrawals to pay advisory fees will also reduce death benefits and other guaranteed benefits under the Contract and may be subject to federal and state income taxes and a 10% federal penalty tax.
20. Purchases and Contract Value: Add disclosure encouraging Contract Owners to discuss with their financial intermediaries the impact of deducting advisory fees from Contract Value prior to making any election.
Response: We have added the following disclosure as part of the disclosure added in response to Comment 11 above:
Contract Owners should discuss the impact of deducting advisory fees from Contract Value with their financial intermediaries prior to making any election.
21. Federal Tax Matters: Please describe the potential tax consequences of deducting advisory fees from contract value.
Response: Revised as requested: The following has been added to Federal Tax Matters as a new paragraph under “Amounts Not Received as an Annuity:”
b. Amounts Not Received as an Annuity […]
vii.     If you receive services for your Contract from a third-party financial intermediary who charges an advisory fee for their services and you elect to pay the advisory fee by taking withdrawals from your Contract Value, any amounts paid will be treated as an amount received for purposes of this subparagraph 2.b. and the previous subparagraph 2 and in general may be subject to federal and state income taxes and a 10% federal penalty tax.
22. Commissions: Please add disclosure, if accurate, that the Company does not pay commissions to financial intermediaries who receive advisory fees from Contract Owners because such intermediaries receive compensation in connection with the Contract in the form of those advisory fees.
Response: We have added the following clarifying disclosure under “How Contracts are Sold” in the “Other Information” Section of the Registration Statement’s prospectus:
If you enter into an agreement for investment advisory services for your Contract with a financial intermediary who acts as an investment adviser and charges you an advisory fee for their services, you pay that advisory fee under your agreement with the financial intermediary. We do not intend to pay Sales Commissions to financial intermediaries who receive investment advisory fees from Contract Owners because such financial intermediaries receive compensation in connection with the Contract in the form of those advisory fees.

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Please contact me at (860) 791-0750 if you have any questions about this filing. Thank you for your attention to this filing.

Very truly yours,

/s/ Christopher M. Grinnell

Christopher M. Grinnell
Vice President & Associate General Counsel